Contactați

www.linkedin.com/in/alin-
muste-22985088 (LinkedIn)

Aptitudini principale

Business Innovation
New Business Development
Business Development

Languages

Engleză
Română

Certifications

Construction Management:
Introduction to Lean Construction

Operational Excellence Foundations

Guy Kawasaki on How to Rock
Social Media

Agile Foundations

Lean Foundations

Patents

Ansamblu dinte adaptor pentru cupa
de excavator

Alin Muste

Innovating Carbon-Neutral Building Solutions | Passionately
Developing Passive Houses for All | Advancing Biobuilds for a
Sustainable Future
Zona metropolitană Cluj-Napoca

Rezumat

Since 2006, I laid the grounds for a few companies, three of whom
got to become leaders in their market. Biobuilds became my soul
project, as it has so much potential to change the way our society
builds, to a more energy-efficient, environmentally responsible and
accessible way. Part of my ikigai is tackling sustainability in our
society and making sure everyone has access to an environmentally
conscious life.

Experiență

BIOBUILDS
Founder
noiembrie 2012 - Present (11 ani 10 luni)
Cluj, Romania

Biobuilds
President
noiembrie 2015 - Present (8 ani 10 luni)
Cluj County, Romania

President

Sol Residence
Founder
mai 2019 - Present (5 ani 4 luni)
Cluj County, Romania

We are a highly motivated team with a passion for continuous improvement
and innovation in the Construction field. The premise of a sustainable future
on this planet does not look good, but what we see in this situation is an
enormous global-impact opportunity to make a statement and change the way
we build.

We use net-zero carbon footprint components and strategies and choose our partners and suppliers carefully. We are constantly trying to get inspired by Mother Nature and build.

Aremano Ind SRL
Co Owner
mai 2010 - Present (14 ani 4 luni)

Aremano IND is a professional remanufacturer of construction equipment components. The company is based in EU and draws on the accumulated experience of its engineers and technicians in the field of industrial manufacturing for many years. State-of-the-art workshop endowment, superior remanufacturing know-how, in-depth construction equipment data, knowledge and analysis tools, skilled personnel and an extensive supplier network ensure Aremano IND is capable to deliver OEM quality, speed and value for its customers. Engines, transmissions, torque converters, final drives, hydraulic motors, cylinders, pumps, fuel injection pumps, are all within the scope of Aremano IND's services. We cater for all major equipment brands, cover most models and serve clients internationally. If you think of giving your machine a second life cycle, think Aremano IND. You will get the same-as-new original product, performance, life expectation and warranty, only at a fraction of new cost.

ASUC INT
Co Owner
iulie 2008 - Present (16 ani 2 luni)
Baia Mare

Asuc Int srl is an independent service contractor of heavy duty equipment for the agriculture, construction, mining, oil & gas and other industrial sectors. Founded in 2010, the company has steadily developed its customer base, due to excellent services and guaranteed professionalism. To mention a few, they are important companies such as Lafarge, Holcim, TUV Austria, Alas, UPET, Eneria, Powertek, Teknauss, and other.
The workshops are located in the Moreni Industrial Parc and exceed 3000 sqm of combined modern production and warehouse space. We deliver, in a timely and effective manner, high quality services that add value to our clients' operations and span domains such as: repair and maintenance of construction/ mining equipment and of oil & gas drilling/workover rigs, including power units; fabrication and repair of buckets for excavation and earthworks; fabrication of metallic structures; technical assistance and consultancy services.

In order to deliver to the highest expectations of its customers, Asuc has implemented an integrated management system that is accredited according to the standards of ISO 9001, ISO 14001 and ISO 18001 and had its maintenance and service activities authorized by the Romanian Automobile Register (R.A.R.)

Arox Equipment SRL
Co Owner
martie 2008 - Present (16 ani 6 luni)

Arox Equipment is a recognized player in the Romanian independent market of heavy duty equipment spare parts and assemblies, for the construction, mining and other industrial sectors. It has significant market exposure and national distribution capabilities and a portfolio of several world leading brands that it represents and promotes in Romania (i.e. Berco, Esco, Carraro, Dana). This asset make it a good platform for CMS to enter the Romanian market (either as a joint venture with Arox, or through Arox representing it in Romania).

atooom industry and resources
Co-Owner
octombrie 2014 - mai 2019 (4 ani 8 luni)
București, România

Cod Gas Enterprise SRL
9 ani 2 luni

President
februarie 2012 - februarie 2019 (7 ani 1 lună)
Moreni, Dâmbovița County, Romania

Co-Founder
ianuarie 2010 - ianuarie 2015 (5 ani 1 lună)
Baia Mare Metropolitan Area

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Studii

Vasile Goldiş West University of Arad
Management · (2001 - 2005)